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                       Securities and Exchange Commission,

                             Washington, D.C. 20549

                                   Schedule TO

   Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934


                             Strayer Education, Inc.
                       (Name of Subject Company (issuer))
                             Strayer Education, Inc.
                        (Name of Filing Person (Offeror))

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    863236105
                      (CUSIP Number of Class of Securities)

                                  Harry Wilkins
                             Strayer Education, Inc.
                            8260 Patuxent Range Road
                                     Suite H
                                Jessup, MD 20794
                            Telephone: (301) 470-2269
                    (Name, address, and telephone numbers of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                    Copy to:
                               Walter G. Lohr, Jr.
                             Hogan & Hartson L.L.P.
                            111 South Calvert Street
                                   Suite 1600
                               Baltimore, MD 21202
                            Telephone: (410) 659-2676

                            CALCULATION OF FILING FEE

 Transaction valuation: Not Applicable   Amount of filing fee: Not Applicable


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[ ] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                       -------------------
Form or Registration No.:
                         ------------------
Filing Party:
             -----------------------------
Date Filed:
           ------------------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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 EXHIBIT INDEX

EXHIBIT 99.1   Press Release dated November 29, 2000